March 28, 2006

Mr. Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mr. Allegretto:

This letter is in response to the Commission’s second comment letter dated March 21, 2006, to the Pure Cycle Corporation (the “Company”) response letter dated March 15, 2006. For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year Ended August 31, 2005: Financial Statements: Statements of Cash Flows, page 31:

1.         We have reviewed your response to comment 1 in our letter dated February 23, 2006. In order to facilitate our understanding of how receipt of export water proceeds and subsequent repayment of the participating interests and contingent liabilities are reflected in your statements of cash flows, please provide us with the following information:

•             Please tell us the journal entries you recorded surrounding the receipt of the payment for export sales. Show us the impact to the income statement and balance sheet and how the related cash flows are reflected in the statements of cash flows or how non-cash items are removed from the statements of cash flows. In this regard, the specific amounts and accounts that were affected by the $174,890 payment should be provided;

•             We note that $178,010 of export water proceeds received during fiscal 2005 were allocated to the participating interests liability and contingent obligation, with $3,120 of the amount paid in fiscal 2005 and the remaining $174,890 paid during the first quarter of fiscal 2006. Please tell us why $3,120 is reflected as a financing outflow

8451 Delaware St. Thornton, CO 80260

Telephone (303) 292-3456 Telecopier (303) 292-3475

during fiscal 2005, and how the remaining $174,890, paid in fiscal 2006, is reflected in your statement of cash flows for 2005;

•             Please explain how you calculated the fiscal 2005 deferred revenues amount on your statement of cash flows and why the amount does not reconcile to the change in the balance sheet line item;

•             To the extent that pass through of the contingent obligations portion of export water proceeds results in a debit and credit to the same general ledger account, please explain your basis for net presentation as opposed to gross; • On your balance sheet, please consider renaming the restricted cash caption “Export Water proceeds to be remitted to escrow agent” since the payment appear to be payable on a cash basis as opposed to a GAAP revenue basis; and

•             Regarding classification of Sky Ranch option payments received in investing activities, please explain in reasonable detail why you believe the proceeds do not represent operating activity cash receipts from the sale of goods or services, as indicated in paragraph 22.a of SFAS 95. In this regard, a description of the underlying of the option may be helpful to support an investing activity.

In addition to the proceeding, please consider providing us with an explanation of how the proceeds and repayments are captured in your statements of cash flows, beginning with the receipt of export water proceeds and ending with the repayment of the participating interests and contingent liabilities.

Company response

Journal entries for sale of Export Water and remittance of funds to escrow agent

Included as Attachment A to this letter is a detailed account of the journal entries that the Company recorded related to the receipt of the Sky Ranch option payment in August 2005 and the tap fees from Arapahoe County in August 2005, along with explanations of each entry where required.

Payment to CAA holders in fiscal 2006

The payment made in September 2005 to relieve the liability Payable to contingent obligation holders on the Company’s balance sheet at August 31, 2005, was recorded on the change in Accounts payable and accrued liabilities line in the first quarter 2006 statement of cash flows. As stated in the Commissions comment letter, the payments to the contingent obligation holders in fiscal 2005 were disclosed as a separate item in the financing section, and therefore the current year statement of cash flows should reflect the payments to the contingent obligation holders in a consistent manner. The impact of this is that the cash provided by financing is overstated by $174,890 and the cash used by operations is understated by the same amount. However, there is no impact to the net change in cash flows for the three months ended November 30, 2005. To be consistent with the treatment of the fiscal 2005 payments to the contingent obligation holders, and therefore reflect the payments made in September 2005 as cash used by financing activities, beginning with the Form 10-Q for the six months ended February 28, 2006, the Company will reclassify the $174,890 payment to contingent obligation holders to a separate line item in the financing cash flows section in the statement of cash flows.

Deferred revenues account

The change in deferred revenues reported on the statement of cash flows as of August 31, 2005 consisted of:

-	Net Export Water proceeds received from Arapahoe County (net of $52,938 for water purchased for which the Company has not received the Special Warranty Deed)	$514,552

-	Option payments recognized into income during Fiscal 2005	(21,619)

Change in deferred revenues reported in the August 31, 2005 Form 10-K:		$492,933

Although the ending deferred revenues account on the August 31, 2005 balance sheet includes the amortized balance of the Sky Ranch and Hills at Sky Ranch option payments, the receipt of these amounts was not included on the change in deferred revenues line in the statement of cash flows as the Company believed the receipt of the $60,400 was more appropriately reflected as cash flows from investing activities as described below. Therefore, the change in the deferred revenues on the statement of cash flows does not reflect the receipt of the option proceeds.

The portion of the Export Water proceeds charged against Export Water revenues, which were payable to the contingent obligation holders as of August 31, 2005, are not reflected in the change in deferred revenues line in the statement of cash flows as the amounts were not physically remitted to the contingent obligation holders in fiscal 2005. Therefore, to properly disclose the impact to the Company’s operating cash accounts for fiscal 2005, these amounts were offset against the change in the related Payable to contingent obligation holders accrual account. As described above, the cash payments made in fiscal 2006 to the contingent obligation holders will be reflected separately on the statements of cash flows beginning with the February 28, 2006 Form 10-Q.

Additionally, the royalties payable to the State Land Board, which are also charged against revenue and were payable at August 31, 2005, were offset against the Royalties payable to the State Land Board accrual account to properly reflect the impact to the Company’s operating cash accounts in fiscal 2005.

Net presentation

Export Water proceeds subject to the CAA are treated in a manner consistent with the original accounting treatment of the CAA. Since the contingent obligation is not reflected in the Company’s financial statements but is prominently disclosed in the notes to the financial statements and the Management’s Discussion and Analysis section, it is appropriate to reflect payments against this obligation in a consistent manner. Therefore, the amounts charged against the Export Water revenues are not reflected in the financial statements and this would be confusing to a reader, and instead are prominently displayed in the notes to the financial statements. This net presentation is consistent with the guidance in EITF 88-18 Sales of Future Revenues.

Sky Ranch option payments

Sky Ranch is a proposed 4,850 unit development. Upon signing the Water Service Agreement with Sky Ranch, the Company agreed to acquire the groundwater located beneath the property and further agreed to utilize this water to provide services to the first 1,500 taps to be sold at Sky Ranch. This left the developer with a need for enough water to provide services to the remaining 3,350 taps. The developer did not want to risk the Company selling or otherwise committing all its Export Water before the developer had a need to purchase Export Water. Additionally, the Company did not want to hold water for a development that may or may not require it at some point in the future without compensation. Therefore, in order to ensure that the Company maintained enough of its Export Water to provide water to the remaining 3,350 units which could potentially be sold at Sky Ranch, the developer and the Company agreed to the option. In exchange for the option payments, the Company agreed not to sell, commit or otherwise dispose of a specified amount of Export Water for a specified period of time. The Company does not expect to have this type of option arrangement in its ordinary water service agreements.

Cash flows from operations are those which occur in the ordinary course of business, things such as the routine selling of goods or services. As this transaction is not routine and not typically contemplated in an ordinary water service agreement and relates to the potential sale of a long-lived asset, the Company deemed it appropriately reflected as an investing activity.

Notes to Financial Statements: Note 3—Water, Water Systems and Service Agreements, page 36:

2.         We have reviewed your response to comment 2 in our letter dated February 23, 2006, noting that you have been made aware of two objectors to your Paradise Water Supply conditional rights. Please explain why you believe the objections to your conditional rights do not currently represent triggering events under paragraph 8 of SFAS 144 that require an updated impairment analysis. Since it appears that the objections increase probability of losing your conditional water rights, the impact on the fair value of those assets using an expected present value method, as described in paragraph 23 of SFAS 144, could be material. If possible, please provide us with a sensitivity analysis that quantifies the potential impairment charge, if any, resulting from one or more selected hypothetical changes to the probability assigned to cancellation of your rights in you fair value model.

Company Response

The filing of objections to a conditional water right do not indicate that the water rights will be dismissed or changed in any way. Any negative impact to our water rights would have to be levied by the Colorado Water Court and any water case that could potentially be brought as a result of this review would likely be a year or more from commencing and any possible outcome to a Water Court hearing is indeterminable at this time. The objectors thus far have only indicated to the Company that they desire to obtain more information regarding our intended use of the water rights and what activities the Company has undertaken regarding its development. In each of the prior four reviews, objectors have come forward, obtained additional information from the Company and then withdrawn their objections. At this time, we have no reason to believe this will not occur with the current review. Based on prior experience in the development of this water, and the lack of any further information to reasonably estimate a likely outcome of this review, the Company does not believe the filing of objections meets the criteria of a significant event pursuant to paragraph 8 of SFAS 144.

Please do not hesitate to contact me regarding the above responses.

Sincerely,

/s/ Mark W. Harding
Mark W. Harding
President and Chief Financial Officer

Cc:	Wanda Abel, Davis Graham & Stubbs LLP
Gregory Anton, Anton Collins Mitchell LLP
Ted Harms, KPMG, LLP

Pure Cycle Corporation Response to SEC Comment Letter dated March 21, 2006
Attachment A - Journal Entries to Record Export Water Sales and Payments to the CAA Holders.

Below are the entries to record the $50,000 Sky Ranch option payment and the sale of water taps to the County in August 2005 along with the impact to the Company’s financial statements.

Sky Ranch Option Payment

Entry #1 - record receipt of the $50,000 Sky Ranch option payment (received in operating account):

	Debits		Credits

Debit - Operating Cash	$50,000	(a)
Credit - Deferred revenues			$(50,000)	(b)

Entry #2 and #3- The cash to be remitted to the external CAA holders (30% based on the Company’s 2004 acquisitions) should be reflected as a separate line item in the current assets -Export Water proceeds to be remitted to escrow agent account. Additionally a separate current liability account should be reflected as the participating interests liability account is long term and does not include amounts now owed for the contigent payment:

The 30% to be remitted to the CAA holders is allocated between the recorded liability and the contingent liability. The entries to reclass the cash and liabilities as of August 31, 2005 were:

Debit - Export Water proceeds to be remitted to escrow agent	$15,000
(Called “Escrow cash” in remainder of attachment
Credit - Operating cash			$(15,000	)(a)

Debit - Participating Interests (LT Liability) 34.87% of the $15,000	$5,231
Debit - Deferred revenues - to record the contingent obligation “net” - 65.13% of the $15,000	$9,769	(b)
Credit - Payable to contingent obligation holders			$(15,000)

The impact on the Company’s balance sheet at August 31, 2005 related to the Sky Ranch option payment was:

Current Assets
Cash	$35,000	This is the sum of “a” above
Escrow cash	$15,000
Current Liabilities
Payable to contigent obligation holders	$(15,000)
Deferred revenues	$(40,231)	This is the sum of “b” above
Long-term Liabilities
Participating Interests in Export Water	$5,231

There was no impact to the income statement. The statement of cash flow classifications are presented below with the Arapahoe County tap fees.

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Pure Cycle Corporation Response to SEC Comment Letter dated March 21, 2006
Attachment A - Journal Entries to Record Export Water Sales and Payments to the CAA Holders.

Water Tap Sales to Arapahoe County

Water tap fees received from the County were subject to the CAA and generated royalty payments to the State Land Board. The CAA payment is remitted after the SLB royalty is deducted.

The Company sold the County 38.5 water taps for $567,490. The initial payment was reduced by $52,938 of water tap credits the Company issued to the County for the purchase of groundwater. Because the Water Rights Special Warranty Deed, which is the legal title of the water rights, was not received by the Company as of year end, the value of the water was not recroded on the balance sheet at August 31, 2005. The CAA and SLB roylaties are payable based on the $567,490 of tap fees and not the net cash received by the Company of $514,552 ($567,490 - $52,938).

Entry #1 - Receipt of Cash

	Debits		Credits

Debit - Operating cash	$514,552	(c)
Credit - Deferred revenues			$(514,552	)(d)

Entry #2 - recording $34,522 of royalties to the State Land Board:

Debit - Defered revenues	$34,522	(d)
Credit - Royalties payable to State Land Board			$(34,522)

Entry #3 and #4 - the net tap fee of $532,968 ($567,490 - $34,522) was subject to the CAA. The cash to be remitted to the external CAA holders (30% of the $523,968 - based on the Company’s 2004 acquisitions) should be reflected as a separate line item in the current assets - Export Water proceeds to be remitted to escrow agent account and a current liability account should be reflected for this payment as the participating interests liability account is long term and does not include an amount now payable for the contigent portion:

The 30% to be remitted to the CAA holders is allocated amongst the recorded liability and the contingent liability. The entries to reclass the cash and liabilities as of August 31, 2005 were:

Debit - Escrow cash	$159,890
Credit - Operating cash			$(159,890	)(c)

Debit - Participating Interests (LT Liability) 34.87% of the $159,890	$55,754
Debit - Deferred revenues - to record the contingent obligation “net” - 65.13% of the $159,890	$104,136	(d)
Credit - Payable to contingent obligation holders			$(159,890)

The impact on the Company’s balance sheet at August 31, 2005 related to the Arapahoe County Water Tap sale was:

Current Assets
Cash	$354,662	This is the sum of “c” above
Escrow cash	$159,890
Current Liabilities
Payable to contigent obligation holders	$(159,890)
Royalties payable to State Land Board	$(34,522)
Deferred revenues	$(375,894)	This is the sum of “d” above
Long-term Liabilities
Participating Interests in Export Water	$55,754

There was no impact to the income statement. The statement of cash flow classifications are combined with the Sky Ranch option below.

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Pure Cycle Corporation Response to SEC Comment Letter dated March 21, 2006
Attachment A - Journal Entries to Record Export Water Sales and Payments to the CAA Holders.

Combined Impact to August 31, 2005 Financial Statments

In summary, the above transactions had the following net impact to the balance sheet at August 31, 2005:

Current Assets
Cash	$389,662
Escrow cash	$174,890
Current Liabilities
Payable to contigent obligation holders	$(174,890)
Royalties payable to State Land Board	$(34,522)
Deferred revenues	$(416,125)
Long-term Liabilities
Participating Interests in Export Water	$60,985

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Pure Cycle Corporation Response to SEC Comment Letter dated March 21, 2006

Attachment A - Journal Entries to Record Export Water Sales and Payments to the CAA Holders.

Combined impact to the Statement of Cash Flows at August 31, 2005 for the above transactions

		Operating Cash	Escrow Cash	Payable to CAA holders	Payable to SLB	Deferred Revenues	Participating Interests
2004 balances		$–	$–	$–	$–	$–	$–
2005 balances		389,662	174,890	(174,890)	(34,522)	(416,125)	60,985
Change		389,662	174,890	(174,890)	(34,522)	(416,125)	60,985

Operating cash flows
Impact to Net income	$–
Change in operating assets and liabilities:
Escrow cash	(174,890)		(174,890)
Deferred revenues	514,552				34,522	480,030
Net operating cash flows	339,662

Investing cash flows
Sky Ranch options received	50,000					50,000
Net investing cash flows	50,000

Financing cash flows
Payment made to CAA holders *	–			174,890		(113,905)	(60,985)
Net financing cash flows	–

Net change in cash	389,662
Beginning cash	–
Ending cash	$389,662

* - The $113,905 is comprised of the debits recorded to the deferred revenues account for the Sky Ranch option ($9,769 from Entry #3) and the Arapahoe County Tap Sales ($104,136 from Entry #4) that were unpaid as of August 31, 2005, described above. These amounts are included on this line to make the Payments made to CAA holders $0 as the cash did not get physically paid out until fiscal 2006.

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